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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

THE GORMAN-RUPP COMPANY
(Name of Issuer)
COMMON SHARES, WITHOUT PAR VALUE
(Title of Class of Securities)
38 3082 10 4
(CUSIP Number)
DECEMBER 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No.	38 3082 10 4	13G	Page	2	of	4

1	NAMES OF REPORTING PERSONS JEFFREY S. GORMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES (State of Ohio)

	5	SOLE VOTING POWER

NUMBER OF		559,078

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		319,234

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		559,078

WITH:	8	SHARED DISPOSITIVE POWER

		319,234

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	878,312

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.26%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	38 3082 10 4	13G	Page	3	of	4
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 4)

Item 1 (a)	Name of Issuer:
THE GORMAN-RUPP COMPANY

Item 1 (b)	Address of Issuer’s Principal Executive Office:
305 BOWMAN STREET, MANSFIELD, OHIO 44903

Item 2 (a)	Name of Person Filing:
JEFFREY S. GORMAN

Item 2 (b)	Address or Principal Business Office or, if none, Residence:
305 BOWMAN STREET, MANSFIELD, OHIO 44903

Item 2 (c)	Citizenship:
UNITED STATES (State of Ohio)

Item 2 (d)	Title of Class of Securities:
COMMON SHARES, WITHOUT PAR VALUE

Item 2 (e)	CUSIP Number:
38 3082 10 4

Item 3.	Status of Person Filing.
Not Applicable.

Item 4.	Ownership.
(a) Amount Beneficially Owned: 878,312

(b) Percent of Class: 5.26%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote	559,078
(ii) shared power to vote or to direct the vote	319,234
(iii) sole power to dispose or to direct the disposition of	559,078
(iv) shared power to dispose or to direct the disposition of	319,234

CUSIP No.	38 3082 10 4	13G	Page	4	of	4

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable ☑
Response to this Item is contained on the separate sheet(s) attached hereto ☐

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security
Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2008 Date
/s/ Jeffrey S. Gorman Signature
Jeffrey S. Gorman, President & CEO Name/Title